

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

September 9, 2016

<u>Via E-Mail</u>
José Alexandre Carneiro Borges
Chief Financial Officer
BRF S.A.
R. Hungria, 1400-5th Floor
Jd. Europa-01455-000
São Paulo-SP, Brazil

  **Re: BRF S.A.**
    **Form 20-F for the Fiscal Year Ended December 31, 2015**
    **Filed April 5, 2016**
    **File No. 1-15148**

Dear Mr. Borges:

  We refer you to our comment letter dated August 8, 2016 regarding business contacts with Syria and Sudan. We have completed our review of this subject matter. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

          Sincerely,

          /s/ Cecilia Blye

          Cecilia Blye, Chief
          Office of Global Security Risk

cc: John C. Ericson, Esq.
   Simpson Thacher & Bartlett LLP

   Anne Parker
   Assistant Director